12010530

UNITED STATES
...ND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65926

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEA INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 NOB HILL ROAD
(No. and Street)

MADISON (City) WI (State) 53713 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RHONDA M. SCHEEL 800-279-4030 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STROHM BALLWEG, LLP
(Name – *if individual, state last, first, middle name*)

999 FOURIER DRIVE, SUITE 101, (Address) MADISON (City) WI (State) 53717-1957 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RHONDA M. SCHEEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEA INVESTMENT SERVICES, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEA Investment Services, Inc.

AUDITED FINANCIAL REPORT
DECEMBER 31, 2011

WEA
TRUST

WEA INVESTMENT SERVICES, INC.

FINANCIAL REPORT

December 31, 2011

Table of Contents

Strohm Ballweg

CPAs • ADVISORS • CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

We have audited the accompanying statements of financial condition of WEA Investment Services, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you file pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Strohm Ballweg, LLP

Madison, Wisconsin
February 22, 2012

999 Fourier Drive, Suite 101 • Madison, WI 53717-1957 Phone (608) 821-0600 • Fax (608) 821-0601

WEA INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash and cash equivalents	$ 114,712	$ 139,054
Receivable from affiliate	9,013	-
Income taxes receivable	107	39
Other assets	446	481
Total assets	$ 124,278	$ 139,574
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Payable to affiliates	$ 32,682	$ 46,595
Other liabilities	1,000	1,000
Total liabilities	33,682	47,595
Stockholder's equity:		
Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	49,000	49,000
Retained earnings	40,596	41,979
Total stockholder's equity	90,596	91,979
Total liabilities and stockholder's equity	$ 124,278	$ 139,574

See Notes to Financial Statements.

WEA INVESTMENT SERVICES, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2011 and 2010

		2011		2010
INCOME				
Service fees earned	$	113,357	$	111,101
Interest income		249		93
		113,606		111,194
OPERATING EXPENSES				
Regulatory fees and expenses		8,135		9,059
Audit fees		6,100		6,000
Allocated expenses from affiliates		96,006		87,698
Other expenses		4,748		2,286
		114,989		105,043
Net income (loss) before income taxes		(1,383)		6,151
Income tax expense		-		494
Net income (loss)	$	(1,383)	$	5,657

See Notes to Financial Statements.

WEA INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2011 and 2010

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances at December 31, 2009	1,000	$ 1,000	$ 49,000	$ 36,322	$ 86,322
Net income	-	-	-	5,657	5,657
Balances at December 31, 2010	1,000	1,000	49,000	41,979	91,979
Net loss	-	-	-	(1,383)	(1,383)
Balances at December 31, 2011	1,000	$ 1,000	$ 49,000	$ 40,596	$ 90,596

See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ (1,383)	$ 5,657
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Receivable from affiliate	(8,974)	76,806
Income taxes receivable	(107)	494
Other assets	35	103
Increase (decrease) in operating liabilities:		
Payable to affiliates	(13,913)	(13,241)
Net cash provided by (used in) operating activities	(24,342)	69,819
Net change in cash and cash equivalents	(24,342)	69,819
Cash and cash equivalents at beginning of the period	139,054	69,235
Cash and cash equivalents at end of the period	$ 114,712	$ 139,054

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 ~ Nature of Business

Nature of Business. WEA Investment Services, Inc. (the Company) was organized for the purpose of facilitating mutual fund trading on behalf of its related entities. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts and is exempt from the provisions of SEC Rule 15c3-3 based on its limited business per section (k)(1).

Subsequent Events. Subsequent events were evaluated through February 22, 2012, which is the date the financial statements were available to be issued. There were no material subsequent events.

Note 2 ~ Summary of Significant Accounting Policies

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents consist of cash in a checking account and certificates of deposit. Cash and cash equivalents are carried at cost, which approximates market value.

Service Fees. Service fees are received from an affiliated entity for brokerage services provided and are recognized as income when earned. Total service fee revenue from the affiliate was $113,357 and $111,101 for the years ended December 31, 2011 and 2010, respectively.

Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes. The Company files federal and Wisconsin income tax returns. The Company does not have any significant deferred income taxes on temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities based upon enacted tax rates and has not identified any significant uncertain tax positions.

Note 3 ~ Related Party Transactions

WEA Investment Services, Inc. is a wholly-owned subsidiary of the WEA Member Benefit Trust. The WEA Member Benefit Trust, the WEA Tax Sheltered Annuity Trust, and the WEA Insurance Trust were all created by the Wisconsin Education Association. All the Board members of WEA Investment Services, Inc. are members of the Board of Trustees of the WEA Member Benefit Trust. In addition, the WEA Insurance Trust has formed a wholly-owned subsidiary, WEA Insurance Corporation, a stock life insurance company; and the WEA Member Benefit Trust has formed two other wholly-owned subsidiaries, WEA Property & Casualty Insurance Company, a stock property and casualty insurance company, and WEA Financial Advisors, Inc., a registered investment advisor. In order to minimize costs and facilitate the record keeping and administrative functions of the organizations, agreements have been executed to utilize the existing facilities and personnel of the WEA Insurance Trust, WEA Insurance Corporation, and the WEA Property & Casualty Insurance Company to the extent necessary to maintain proper and complete records and administration of the organizations.

Note 3 ~ Related Party Transactions (Continued)

The total cost of operations are allocated based on cost studies performed annually. These studies analyze the relative activities of personnel of the organizations to determine proportionate allocations of joint expenses that should be made.

Total expenses allocated to the WEA Investment Services, Inc. for the years ended December 31, 2011 and 2010, were $96,006 and $87,698, respectively.

Amounts due from (to) affiliates at December 31, 2011 and 2010, are as follows:

	2011	2010
WEA Insurance Corporation	$ (2,001)	$ (1,998)
WEA Tax Sheltered Annuity Trust	9,013	(14,892)
WEA Property & Casualty Insurance Company	(30,681)	(29,705)
	$ (23,669)	$ (46,595)

Note 4 ~ Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $80,994, which was $75,994 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1. There were no material differences between the computation of net capital as presented in the audited financial statements as of December 31, 2011, and the Company's corresponding, unaudited, most recently filed Part IIA - Financial and Operational Combined Uniform Single Report.

Note 5 ~ Liabilities Subordinated to General Creditors

There were no liabilities subordinated to general creditors as of December 31, 2011 and 2010, and there were no changes during the years then ended.

Note 6 ~ Income Taxes

The Company files federal and Wisconsin income tax returns. The major differences between the financial statement and taxable income are non-deductible meals and entertainment. Federal and state income tax expense was $0 for the year ended December 31, 2011, and $314 and $180, respectively, for the year ended December 31, 2010.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

December 31, 2011

AGGREGATE INDEBTEDNESS	
Payables:	
Payable to affiliates	$ 32,682
Other liabilities	1,000
Total aggregate indebtedness	$ 33,682
Minimum required net capital	$ 5,000
NET CAPITAL	
Stockholder's equity	$ 90,596
Deductions:	
Receivable from affiliate	9,013
Other assets	553
	9,566
Net capital before haircuts on securities positions	81,030
Haircut on certificate of deposit	36
Net capital	80,994
Minimum required net capital	5,000
Capital in excess of minimum requirement	$ 75,994
Ratio of aggregate indebtedness to net capital	0.42 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

December 31, 2011

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2011

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) REQUIREMENTS UNDER SECTION 78ccc(a)(2)(A)(ii)

December 31, 2011

Under Section 78ccc(a)(2)(A)(ii), the Company is excluded from membership in the SIPC.

Strohm Ballweg

CPAs • ADVISORS • CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of WEA Investment Services, Inc. (the Company) for the year ended December 31, 2011, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of any differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to

999 Fourier Drive, Suite 101 • Madison, WI 53717-1957 Phone (608) 821-0600 • Fax (608) 821-0601

provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future years is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Strohm Ballweg, LLP

Madison, Wisconsin
February 22, 2012

WEA Investment Services, Inc.

Supplemental Report
Exclusion From SIPC Membership
December 31, 2011

Table of Contents

Strohm Ballweg

CPAs • ADVISORS • CONSULTANTS

Board of Directors
WEA Investment Services, Inc.
Madison, WI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the following procedures with respect to certifying WEA Investment Services, Inc.'s claim for exclusion from membership in the Securities Investor Protection Corporation (SIPC) as represented on the 2011 Form SIPC-3: We reviewed Form SIPC-3 and ascertained that the Form is consistent with the income reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Strohm Ballweg, LLP

February 22, 2012

999 Fourier Drive, Suite 101 • Madison, WI 53717-1957 Phone (608) 821-0600 • Fax (608) 821-0601

WEA TRUST
MEMBER BENEFITS

P.O. Box 7338 Madison, WI 53707-7338
Toll-free 1-800-279-4030
Fax 608-661-6799 Web weabenefits.com
TSA program securities offered through WEA Investment Services, Inc., member FINRA.
The Trustee for the WEAC IRA program is First Business Trust & Investments.

WEA Investment Services, Inc.

Supplemental Report

Exclusion From Membership in the Securities Investor Protection Corporation (SIPC)

For the year ended December 31, 2011, the business of WEA Investment Services, Inc. (the Company) consisted exclusively of the distribution of shares of registered open-end investment companies or unit investment trusts; therefore, the Company qualified for exclusion from membership in the SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970. A Certification of Exclusion from Membership (Form SIPC-3) was filed with the SIPC office in Washington, DC, on December 28, 2010.

Rhonda M. Scheel
Rhonda M. Scheel
President and Treasurer

Date 2/27/12

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

✓ (ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] 12/28/10
Authorized Signature/Title Date

SIPC-3 2011

8-

8-065926 FINRA DEC 5/14/2003
WEA INVESTMENT SERVICES INC
PO BOX 7338
MADISON, WI 53707-7338

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2011

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2011 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

✓ (ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.